

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 26, 2009

Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, New Jersey 07054

Re: **MPM Technologies, Inc.**
        Form 10-KSB for Fiscal Year Ended December 31, 2007
        Filed April 15, 2008
        File No. 0-14910

Dear Mr. Hjort:

    We have completed our review of your filing and do not, at this time, have any further comments.

                            Sincerely,

                            Karl Hiller
                            Branch Chief